Neuronetics, Inc.

3222 Phoenixville Pike

Malvern, Pennsylvania 19355

VIA EDGAR

June 25, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Assistant Director, Office of Electronics and Machinery
Daniel Morris, Special Counsel
Tom Jones, Legal Staff Attorney

Re:	Neuronetics, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-225307

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Neuronetics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Wednesday, June 27, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Cooley LLP, by calling Joshua A. Kaufman at (212) 479-6495, or in his absence, Brandon Fenn at (212) 479-6626.

If you have any questions regarding this request, please contact Joshua A. Kaufman of Cooley LLP at (212) 479-6495 or Brandon Fenn of Cooley LLP at (212) 479-6626. Thank you for your assistance with this matter.

Sincerely,

NEURONETICS, INC.

/s/ Christopher Thatcher
Christopher Thatcher
Chief Executive Officer

cc:	Peter Donato, Neuronetics, Inc.
Divakar Gupta, Cooley LLP
Joshua A. Kaufman, Cooley LLP
Brandon Fenn, Cooley LLP
B. Shayne Kennedy, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Drew Capurro, Latham & Watkins LLP